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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


         Common Shares of Beneficial Interest, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74158J103
                                ----------------
                                 (CUSIP Number)

                            Lawrence R. Gottesdiener
                        Northland Capital Investors, LLC
                             2150 Washington Street
                                Newton, MA 02462
                                 (617) 965-7100

                                 With a copy to:
                            Steven P. Rosenthal, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                                Boston, MA 02111
                                 (617) 542-6000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 16, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

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     This is Amendment No. 1 to the Schedule 13D, filed December 6, 2002, by
Northland Capital Partners L.P., a Delaware limited partnership, Northland Capital Investors, LLC, a Delaware limited liability company, NCP, LLC, a Delaware limited liability company, Lawrence R. Gottesdiener, Robert S. Gatof and David M. Frieze (collectively, the "Reporting Persons") (the "Schedule 13D"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D.

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have agreed to file one statement with respect to their ownership of common shares of Prime Group Realty Trust. The Joint Filing Agreement among the Reporting Persons was attached as
Exhibit 99.1 to the Schedule 13D.

     This filing of Amendment No. 1 is not, and should not be deemed to be, an admission that this Amendment No. 1 is required to be filed. This Amendment No. 1 amends the Schedule 13D only as indicated below.

Item 4 is amended by including the following:

Item 4.  Purpose of Transaction
         ----------------------

     The Reporting Persons and the Company are engaging in preliminary discussions regarding a possible recapitalization proposed by the Reporting Persons. The Company and certain of the Reporting Persons have entered into a Confidentiality Agreement (see Item 6 below) and the Reporting Persons are conducting a due diligence review of the Company.

Item 6 is amended by including the following:

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     On December 16, 2002 and in connection with the discussions described in
Item 4, Northland Capital Partners L.P., Northland Capital Investors, LLC, NCP, LLC and Northland Investment Corporation (the "Northland Entities") executed a letter agreement (the "Confidentiality Agreement") with the Company pursuant to which the Northland Entities agreed on their own behalf and on behalf of their affiliates and such parties' respective directors, officers, employees, accountants and attorneys (collectively, the "Representatives") to use any confidential information regarding the Company provided to the Northland Entities pursuant to the Confidentiality Agreement (the "Evaluation Material") solely for the purpose of evaluating a possible transaction between the Company and the Northland Entities, that the Evaluation Material would be kept confidential and that the Northland Entities and the Representatives would not disclose any of the Evaluation Material, subject to certain exceptions.

     Promptly following the execution of the Confidentiality Agreement and for so long as the parties are pursuing a possible negotiated transaction, the Company has agreed to provide the Northland Entities with certain confidential information concerning the business, financial condition, operations, assets and liabilities of the Company and its subsidiaries, affiliates and divisions, including Prime Group Realty, L.P., its operating partnership.


                               Page 2 of 5 pages

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     In consideration of the Evaluation Material being furnished to the
Northland Entities, the Northland Entities agreed that, for a period of six months from the date of the Confidentiality Agreement, neither they nor any of their affiliates would solicit to employ any of the current officers or employees of the Company with whom the Northland Entities have had contact or who was specifically identified to the Northland Entities during the period of the Northland Entities' investigation of the Company, so long as they are employed by the Company, without obtaining the prior written consent of the Company, provided, however, that nothing contained in the Confidentiality Agreement prohibits the Northland Entities from hiring any officer or employee of the Company who responds to a general solicitation not specifically directed to the Company's officers or employees nor does anything in the Confidentiality Agreement prevent the Northland Entities from employing any officer or employee of the Company who contacts the Northland Entities on his or her own initiative without any direct or indirect solicitation by or encouragement from the Northland Entities.

     In the Confidentiality Agreement, the Northland Entities represented and warranted to the Company that neither they nor their affiliates, as of the date of the Confidentiality Agreement, directly or beneficially owned any securities in the Company or any of its subsidiaries other than as previously disclosed in the Schedule 13D. Pursuant to the Confidentiality Agreement, the Northland Entities have also agreed that, for a period of one year from the date of the Confidentiality Agreement, unless such have been specifically approved in writing by the Company or except as otherwise expressly permitted in the Confidentiality Agreement, neither the Northland Entities nor any of their affiliates (as such term is defined in the Exchange Act) or the Representatives will in any manner, directly or indirectly, (a) effect or seek, or publicly offer or propose (whether by discussions with the press, press release, a filing with the Securities and Exchange Commission (the "SEC") or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether by discussions with the press, press release, a filing with the SEC or otherwise) to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries;
(iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Company; (b) form, join or in any way participate in a "group" (as defined under the Exchange Act) other than the "group" previously identified by name in the
Schedule 13D with respect to the Company; (c) otherwise act, alone or in concert with others, to seek to control or influence the management or board of trustees of the Company; or (d) enter into any discussions or arrangements with any third party (other than non-publicly with the Northland Entities' financial advisors and the Representatives) with respect to any of the foregoing. The Northland Entities also agreed during such period not to publicly request (whether by discussions with the press, press release, a filing with the SEC or otherwise) the Company (or its trustees, officers, employees or agents), directly or indirectly, to amend or waive any provision of the paragraph of the Confidentiality Agreement setting forth the restrictions described in this paragraph (including this sentence).

     In the event that the Northland Entities, on the one hand, or the Company, on other hand, notifies the other party in writing that it is ceasing negotiations relating to a possible negotiated


                               Page 3 of 5 pages

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transaction with the other, then notwithstanding the Confidentiality Agreement
(but not as an exception to the confidentiality provisions of the Confidentiality Agreement):

     (i) the Northland Entities may purchase or sell securities in the Company provided that (y) the Northland Entities comply with all applicable securities and other laws, and the Company's organizational documents (including but not limited to the ownership limitation provisions), relating to any such purchases or sales, including but not limited to all insider trading laws, and (z) the Northland Entities continue to comply with the confidentiality provisions of the Confidentiality Agreement for the two-year period of time specified therein; and

     (ii) the Northland Entities may engage in conversations ("Conversations") with third parties relating to a potential offer to the Board of Trustees of the Company for a potential transaction with the Company and/or its affiliates, and as a result of such Conversations the Northland Entities may be deemed to be a "group" under the Exchange Act and the Northland Entities and such third party may file, to the extent required by law in the opinion of the Northland Entities' respective outside counsel, a Schedule 13D or amendment to Schedule 13D disclosing in general terms that the Northland Entities may be considered a "group" solely because of such Conversations, provided that (a) such Conversations are conducted in a manner so that both the Northland Entities and such third party do not, and are not required to make, whether separately or together, any public announcement or disclosures (whether by discussions with the press, press release, a filing with the SEC or otherwise), of any specific discussions, specific proposals or specific concerted activities regarding a possible transaction with respect to the Company, and (b) no Evaluation Material is disclosed to such third parties without the written consent of the Company.

     The obligations of the parties set forth in the Confidentiality Agreement (other than those for which a shorter period is expressly provided) shall remain in effect for a period of two years after the date of the Confidentiality Agreement.

     Except for Exhibit 99.1 and as otherwise indicated in Items 4 and 6 of the
Schedule 13D, as amended hereby, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                Executed this 18th day of December, 2002.



                                       Northland Capital Partners L.P.
                                       By:  Northland Capital Investors, LLC,
                                              its General Partner

                                       By:   /s/ Lawrence R. Gottesdiener
                                           -------------------------------------
                                             Lawrence R. Gottesdiener, Manager



                                       Northland Capital Investors, LLC


                                       By:   /s/ Lawrence R. Gottesdiener
                                           -------------------------------------
                                             Lawrence R. Gottesdiener, Manager



                                       NCP, LLC


                                       By:   /s/ Lawrence R. Gottesdiener
                                           -------------------------------------
                                             Lawrence R. Gottesdiener, Member


                                         /s/ Lawrence R. Gottesdiener
                                       -------------------------------------
                                       Lawrence R. Gottesdiener


                                         /s/ Robert S. Gatof
                                       -------------------------------------
                                       Robert S. Gatof


                                         /s/ David M. Frieze
                                       -------------------------------------
                                       David M. Frieze


                               Page 5 of 5 pages